UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(MARK ONE)
/X/       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission File Number 000-22761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
380 Sentry Parkway
Blue Bell, PA 19422-2357

REQUIRED INFORMATION

Financial statements and schedules for the PMA Capital Corporation 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

PMA CAPITAL CORPORATION 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
PMA Capital Corporation 401(k) Plan
Blue Bell, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
PMA Capital Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, PA
June 23, 2005

PMA CAPITAL CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

Investments, at fair value	$103,820,716	$97,046,310

Participant loans receivable	1,894,184	2,047,603

Employer’s contribution receivable	111,795	81,161

Participants’ contributions receivable	241,140	246,106

Net assets available for benefits	$106,067,835	$99,421,180

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2005	2004
Additions:
Investment Income:
Net appreciation in fair value of investments	$3,201,065	$8,171,301
Interest and dividends	3,100,973	2,164,991
	6,302,038	10,336,292

Contributions:
Participants	4,997,293	5,150,811
Participant rollovers	550,639	239,102
Employer	2,436,026	2,560,247

Total additions	14,285,996	18,286,452

Deductions:
Participant withdrawals	7,634,209	9,577,386
Administrative expenses and other	5,132	5,275

Total deductions	7,639,341	9,582,661

Net increase	6,646,655	8,703,791

Net assets available for benefits:
Beginning of year	99,421,180	90,717,389

End of year	$106,067,835	$99,421,180

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following brief description of the PMA Capital Corporation 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

A. General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), allowing contributions to be made by participants on a pre-tax basis under Section 401(k) of the IRC. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) rules and regulations.

Effective January 1, 2006, the Plan was amended and renamed The PMA Capital Corporation Retirement Savings Plan. See Note 7 for additional information.

B. Eligibility and Participation

Presently, all active regular full and part time employees of PMA Capital Corporation and its affiliates (the “Company”) are eligible to participate in the Plan upon commencement of their employment.

C. Contributions

Participants and the Company make contributions to the Plan subject to IRC limits. Participants may authorize the Company to withhold up to a maximum of 50% of their compensation each year for employee pre-tax contributions to the Plan. In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary after-tax contribution. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 5% of each participant’s compensation. Contributions are subject to certain limitations.

D. Investment Options

At December 31, 2005 and 2004, contributions were invested, at the election of the participants, in ten funds (the “Vanguard Funds”) and a Company stock fund which are managed by The Vanguard Group, an unrelated entity.

E. Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s matching contributions, allocated to the account, plus actual earnings thereon, become vested to the participant (or to the participant’s beneficiary in the event of death) and are non-forfeitable. Prior to the occurrence of such an event, the value of the employer’s matching contributions will vest to a participant based on their years of service, as indicated in the following table:

Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested and non-forfeitable.

PMA CAPITAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses. In addition, such former employees are entitled to their vested value of allocated Company contributions and earnings thereon, based on years of service.

F. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

G. Withdrawals and Distributions

Withdrawals and distributions of vested account balances are generally made upon retirement, termination, death or disability. A participant’s vested account balance will be distributed in the form of a single lump sum cash payment. However, participants may elect to leave the money in the plan subject to Internal Revenue Service (“IRS”) minimum distribution rules. To the extent amounts are invested in the PMA Capital Corporation Stock Fund (“Company Stock Fund”), a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

H. Participant Loans

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan. Participants may apply for multiple loans each plan year, however, no more than two loans may be outstanding at any one time. These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions. The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application. The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

I. Disposition of Forfeitures

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer matching contributions. For the years ended December 31, 2005 and 2004, $373,000 and $405,000, respectively, were used to offset employer matching contributions.  The amount of  forfeited nonvested accounts available to reduce future employer contributions totaled approximately $5,073 and $41,350 at December 31, 2005 and 2004, respectively.

PMA CAPITAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

C. Investment Valuation and Income Recognition

Investments in the Vanguard Funds are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Net appreciation and depreciation in fair value of investments, as presented in the statement of changes in net assets available for benefits, consists of the realized gains and losses and the net unrealized appreciation and depreciation on those investments.

D. Participant Withdrawals

Participant withdrawals are recorded when paid.

E. Participant Loans Receivable

Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest repayments.

F. Administrative Expenses

The Company pays certain administrative expenses incurred by the Plan.

G. Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

PMA CAPITAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.  Investments

During 2005 and 2004, the Plan’s investments, (including gains and losses on investments bought and sold as well as investments held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Vanguard Mutual Funds	$3,415,506	$6,887,073
PMA Capital Corporation Stock Fund	(214,441)	1,284,228
Total	$3,201,065	$8,171,301

Investments at December 31 are as follows:

	2005
	UNITS/	FAIR
	SHARES	VALUE

Vanguard Retirement Savings Trust	19,586,026	$19,586,026	*
Vanguard 500 Index Fund	161,888	18,604,119	*
Vanguard STAR Fund	828,789	16,244,272	*
Vanguard Morgan Growth Fund	885,971	15,690,553	*
Vanguard Windsor II Fund	458,571	14,367,024	*
Vanguard Total Bond Market Index Fund	525,445	5,285,975
Vanguard International Growth Fund	213,086	4,474,803
Vanguard Explorer Fund	46,931	3,524,980
Vanguard Extended Market Index Fund	88,366	3,027,435
Vanguard Total International Stock Index Fund	82,711	1,180,282
PMA Capital Corporation Stock Fund	387,183	1,835,247
Total		$103,820,716

	2004
	UNITS/ SHARES	FAIR VALUE

Vanguard Retirement Savings Trust	20,061,810	$20,061,810	*
Vanguard 500 Index Fund	163,653	18,270,205	*
Vanguard Morgan Growth Fund	898,120	14,657,318	*
Vanguard STAR Fund	770,975	14,448,066	*
Vanguard Windsor II Fund	415,807	12,777,744	*
Vanguard Total Bond Market Index Fund	499,648	5,131,383	*
Vanguard International Growth Fund	191,694	3,615,350
Vanguard Explorer Fund	40,435	3,015,204
Vanguard Extended Market Index Fund	72,135	2,262,165
Vanguard Total International Stock Index Fund	50,670	638,438
PMA Capital Corporation Stock Fund	209,529	2,168,627
Total		$97,046,310

*Indicates that investment is in excess of 5% of net assets available for the plan benefits as of December 31, 2005 and 2004, as applicable.

PMA CAPITAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6. Tax Status

The IRS has determined and informed the Company by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Subsequent Events

Effective January 1, 2006, the Company amended the Plan to implement a non-matching, age-based employer contribution (“Age Based Contribution”) and renamed the Plan to The PMA Capital Corporation Retirement Savings Plan. The quarterly Aged Based Contributions are as follows :

Participant's Age	Percentage of Compensation
Less than 30	2%
At least 30 but less than 45	3%
At least 45 but less than 55	4%
55 or older	5%

Participants who as of December 31, 2005 were age 50 with at least 5 years of service with the Company will receive a special “grandfathered” employer contribution in lieu of the above described contributions, based on age as follows:

Participant's Age	Percentage of Compensation
At least 50 but less than 55	6%
At least 55 but less than 60	8%
60 or older	10%

The new age-based employer contributions will be in addition to any elective deferrals and employer matching contributions that might otherwise be made under the Plan.

PMA CAPITAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

A participant’s interest in his or her Age Based Contribution account shall be vested and non-forfeitable in accordance with the following schedule:

Years of Service	Vesting %
Less than 5	0%
5 or more	100%

PMA CAPITAL CORPORATION 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2005
EIN: 23 - 2217932
PN: 001

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value

*	Vanguard Retirement Savings Trust	Common Collective Trust	$19,586,026

*	Vanguard 500 Index Fund	Mutual Fund	18,604,119

*	Vanguard STAR Fund	Mutual Fund	16,244,272

*	Vanguard Morgan Growth Fund	Mutual Fund	15,690,553

*	Vanguard Windsor II Fund	Mutual Fund	14,367,024

*	Vanguard Total Bond Market Index Fund	Mutual Fund	5,285,975

*	Vanguard International Growth Fund	Mutual Fund	4,474,803

*	Vanguard Explorer Fund	Mutual Fund	3,524,980

*	Vanguard Extended Market Index Fund	Mutual Fund	3,027,435

*	Vanguard Total International Stock Index Fund	Mutual Fund	1,180,282

*	PMA Capital Corporation Stock Fund	Company Stock Fund	1,835,247

*	Participant loans	Loans	1,894,184
	(interest rates range from 4.0% to 10.9%)

	Total Investments		$105,714,900

*Indicates a party-in-interest.

Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PMA Capital Corporation 401(k) Plan

Date: June 29, 2006	By: /s/ John M. Cochrane
John M. Cochrane
Plan Administrator

Exhibit Index

Number	Description	Method of Filing

(23) 23.1	Consents of Independent Registered Public Accounting Firms Consent of Beard Miller Company LLP	Filed herewith
23.2	Consent of Deloitte and Touche LLP	Filed herewith

E-1